Exhibit 99.321

Nextech AR Solutions to Present at LD Micro Invitational XI

VANCOUVER, B.C., Canada – June 4, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) announced today that it will be presenting virtually at the upcoming LD Micro Invitational XI event on Tuesday June 8, 2021 at 5:00 PM ET. Evan Gappelberg, Founder and CEO of Nextech, will be giving the live presentation.

NexTech is one of the leaders in the rapidly growing Augmented Reality (“AR”) market estimated to grow from USD $10.7B in 2019 to USD $72.7B by 2024 (a compounded annual growth rate of 46.6%; Markets and Markets Research). Nextech develops and operates AR platforms that transports three-dimensional product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Event: Nextech AR Presentation at the LD Micro Invitational XI

Date: Tuesday, June 8, 2021

Time: 5:00 PM ET

Register to watch the presentation HERE.

Summary of LD Micro Invitational XI Event

The 2021 LD Micro Invitational will be held on the Sequire Virtual Events platform on Tuesday, June 8th - Thursday, June 10th, 2021.

The festivities run from 7:00 AM PT - 3:00 PM PT / 10:00 AM ET - 6:00 PM ET each day.

This three-day, virtual investor conference is expected to feature around 180 companies, presenting for 25 minutes each, as well as several influential keynotes. The first day of this conference will also feature an exceptional one-time event: the LD Micro Hall of Fame.

Selected Company Highlights:

●	June 3, 2021 - Nextech AR Solutions has Partnered with Microsoft to power EdTechX and its suite of Enhanced Augmented Reality Education Solutions

●	June 1, 2021 - Nextech AR Solutions Announces Appointment of New CFO

●	May 21, 2021 - Nextech AR Solutions Corp. Announces Board and Management Changes

●	May 20, 2021 - Nextech AR Solutions Corp. Announces a LiveX Showcase Event ‘Live NOW’ Featuring Guest Speaker Entrepreneur Gary Vee

●	May 18, 2021 - Nextech AR Solutions Corp. to Acquire Silicon Valley AI-Powered 3D Model Creation Company Threedy.ai Inc. for US$9,500,000

●	May 14, 2021 - Nextech AR Solutions Corp. Announces Strategic Partnership with Visit Tampa Bay

●	May 12, 2021 - Nextech AR Solutions Corp. Reports Record Q1 Results. LiveX Platform Expected to Generate Annual Cost Savings of $6 million

●	May 6, 2021 - Nextech AR Virtual Experience Platform (VXP) Selected to Host the Canadian Higher Education Information Technology Conference

●	April 27, 2021 - Nextech AR Solutions Corp. Announces Details on its Investor Day Event

For further information, please contact:

Paul Moon, Vice President, Investor Relations

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.